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                      UNITED STATES                 OMB APPROVAL
                                                    ----------------------------
           SECURITIES AND EXCHANGE COMMISSION       OMB Number: 3235-0145
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                 WASHINGTON, D.C. 20549             Expires: October 31, 2002
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                                                    Estimated average burden
                                                    hours per response. . . 14.9
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                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (FINAL AMENDMENT)

                        YouthStream Media Networks, Inc.
        ----------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
        ----------------------------------------------------------------
                         (Title of Class of Securities)


                                    987819109
        ----------------------------------------------------------------
                                 (CUSIP Number)


                                 December 31, 2002
                  --------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)
          [X] Rule 13d-1(c)
          [ ] Rule 13d-1(d)

-------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                                               Page 2 of 5 Pages

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CUSIP NO. 987819109
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1.        NAMES OF REPORTING PERSONS
          IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

          Jack Silver
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2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)                                             (a) [ ]
                                                                         (b) [X]
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3.        SEC USE ONLY


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4.        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States citizen
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                5.         SOLE VOTING POWER
   NUMBER OF               5,000
    SHARES      ----------------------------------------------------------------
 BENEFICIALLY   6.         SHARED VOTING POWER
   OWNED BY                0
     EACH       ----------------------------------------------------------------
   REPORTING    7.         SOLE DISPOSITIVE POWER
    PERSON                 5,000
     WITH       ----------------------------------------------------------------
                8.         SHARED DISPOSITIVE POWER
                           0
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9.        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          5,000
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10.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
          EXCLUDES CERTAIN SHARES (See Instructions)
                                                                             [ ]
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11.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           .01%
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12.       TYPE OF REPORTING PERSON (See Instructions)

          IN
--------------------------------------------------------------------------------

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                                                               Page 3 of 5 Pages

                                  SCHEDULE 13G

ITEM 1(a)         NAME OF ISSUER:

       YouthStream Media Networks, Inc.

       1(b)       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

       28 West 23rd Street
       New York, New York 10010

ITEMS 2(a)        NAMES OF PERSONS FILING:

        This statement is being filed by Jack Silver (the "Reporting Person").

        2(b) AND 2(c) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
                      RESIDENCE AND CITIZENSHIP:

        The Reporting Person is the principal investor and manager of Sherleigh Associates LLC (d/b/a SIAR Capital), an independent investment fund. The Reporting Person's business address is 660 Madison Avenue, New York, New York 10021. The Reporting Person is a United States citizen.

       2(d)       TITLE OF CLASS OF SECURITIES:

                  Common Stock

       2(e)       CUSIP NUMBER:

                  987819109

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO [SS.SS.] 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined n section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment advisor in accordance with [ss.] 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with [ss.] 240. 13d- 1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with s 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);


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                                                               Page 4 of 5 Pages


(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with [ss.] 240.13d-1(b)(1)(ii)(J).

ITEM 4.           OWNERSHIP

                As of December 31, 2002, the Reporting Person beneficially owned 5,000 shares of common stock of the Company (the "Common Stock"), representing approximately .01% of the outstanding shares of Common Stock. Such shares consist of 5,000 shares of Common Stock held by Sherleigh Associates LLC, a New York limited liability company of which the Reporting Person is the President.

                The Reporting Person has the sole voting and dispositive power with respect to all 5,000 shares of Common Stock beneficially owned by him.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                This statement is being filed to report the fact that the Reporting Person has ceased to be the beneficial owner of more than five percent of the outstanding securities of the Company.

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                COMPANY:

                Not Applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                Not Applicable.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP:

                Not Applicable.



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                                                               Page 5 of 5 Pages


ITEM 10.          CERTIFICATION:


         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                             JACK SILVER

Dated: January 26, 2003                                      /s/ Jack Silver
                                                             ---------------
                                                             Jack Silver